

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 11, 2023

Stuart Karle
Counsel
Blue Ocean Acquisition Corp
2 Wisconsin Circle, 7th Floor
Chevy Chase, MD 20815

> **Re: Blue Ocean Acquisition Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 1, 2023**
> **File No. 001-41112**

Dear Stuart Karle:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed May 1, 2023

Risk Factors, page 12

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the

consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pearlyne Paulemon at 202-551-8714 or Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jon Daly